Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

June 18, 2009	For Immediate Release

NEWS RELEASE
GREAT PANTHER SIGNS NEW SALES CONTRACTS FOR TOPIA CONCENTRATES

GREAT PANTHER RESOURCES LIMITED (TSX:GPR; the "Company") is pleased to announce it has signed contracts with Louis Dreyfus Commodities Metals Suisse SA (LDC), part of one of the world’s largest commodities trading companies, for the sale of lead and zinc concentrates from the Company’s wholly owned Topia silver-lead-zinc mine in Durango State, Mexico. The contracts are effective through to December 31, 2010 and will enable Great Panther to achieve further reductions in unit costs from its Topia operations. Including other cost-cutting measures, Topia’s unit costs for 2009 are now forecast to be in the range of US$8.50 to US$9.00 per ounce of silver, net of by-products, down from the initial estimate of US$11.00 to US$11.50 per ounce (see news release dated Feb. 18, 2009). Topia’s costs in the first quarter of 2009 had already started to come down, to US$9.18, due to higher base metal prices and to spot sales of lead concentrate to LDC while the silver refinery in Torreon was on strike.

Under the new agreements with LDC, concentrates are trucked by road from the Topia mine to the Pacific coast port of Manzanillo. The port facility in Manzanillo receives and stores the concentrate before exporting it by ship to Asian smelters, mainly in China. Over the last year the Asian demand for concentrates has increased dramatically such that highly competitive terms are now being offered. These new, lower terms outweigh the added transportation costs when compared to selling concentrates to the Mexican lead and zinc smelters. LDC blends concentrates from a number of sources to meet the various requirements of the Asian smelters.

Topia reported production of high quality concentrates in the first quarter of 2009: 372 tonnes of lead concentrate, with grades of 8,700g/t silver and 59% lead; and 434 tonnes of zinc concentrate, with grades of 470g/t silver and 55% zinc. The concentrates contained a total of 169,162 silver equivalent ounces (Ag eq oz), including 110,814 oz silver, 110 oz gold, 222 tonnes of lead and 276 tonnes of zinc. Production is continuing at these levels for the second quarter.

Great Panther also operates the larger and lower cost (US$5.21 per ounce in Q1 2009) Guanajuato silver-gold mine, from which concentrates are sold to the IMMSA copper smelter in San Luis Potosi. The estimated combined cost per ounce for the two mines in 2009 has been revised downwards to the US$6.00 to US$6.50 per ounce range, from the initial estimate of US$7.00 to US$7.50.

The Company reported total metal production from both operations of 480,267 Ag eq oz in the first quarter, including silver production of 334,635 oz. The mines are expected to increase production further through the balance of the year and the Company forecasts 2009 metal production of 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, (2.07 million Ag eq oz).

Robert F. Brown, P.Eng. Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744
TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer,
President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.